Exhibit 21.1

List of Subsidiaries

Subsidiary	Place of Incorporation

Vantage (BVI) Corporation	British Virgin Islands

Vantage Shipbrokers Pte. Ltd.	Singapore

Vantage Nexus Commercial Brokers Co. L.L.C	Dubai